

08028114

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

SEC FILE NUMBER

8- 65708

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01 | 01 | 07___ AND ENDING___12/31/07___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANWICH ADVISORS, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

ONE DOCK STREET, SUITE 602
(No. and Street)

STAMFORD   CT   06902
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES R. DAUGHERTY   203-406-1099
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN & BLOCH, LLP
(Name – if individual, state last, first, middle name)

45 KNOLLWOOD ROAD, ELMSFORD, NY 10523
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.
/

OATH OR AFFIRMATION

I, _CHARLES R. DAUGHERTY_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _STANWICH ADVISORS, LLC_ , as of _DECEMBER 31_ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MEMBER
_____
Title

LOREN E. MORRISSEY
Notary Public
No. 115931
My Commission Expires July 31, 2012

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANWICH ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

STANWICH ADVISORS, LLC

INDEX TO THE FINANCIAL STATEMENTS

HOUSMAN & BLOCH, LLP
Certified Public Accountants

<table>
<tr><td>

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

</td><td>

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

</td></tr>
</table>

Stanwich Advisors, LLC
One Dock Street
Stamford, CT 06902

Independent Auditors' Report

We have audited the accompanying balance sheet of Stanwich Advisors, LLC, at December 31, 2007 and the related statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Stanwich Advisors, LLC as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch LLP

New York, New York
February 15, 2008

STANWICH ADVISORS, LLC
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

CURRENT ASSETS

Cash	$	65,685
Accounts receivable - Current		2,827,487
Prepaid expenses		2,795
Total Current Assets		2,895,967

FIXED ASSETS - Net of accumulated
depreciation (Note 1)   139,650

OTHER ASSETS

Accounts receivable - Non-Current	2,270,085
Security deposits	5,017
Total Other Assets	2,275,102

TOTAL ASSETS	$	5,310,719

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	7,554

COMMITMENTS AND CONTINGENCIES (NOTE 1)

MEMBERS' EQUITY   5,303,165

TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,310,719

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

FEE INCOME $ 3,790,000

OPERATING EXPENSES

Office payroll	227,205
Payroll taxes	18,356
Rent	46,487
Utilities	5,562
Telephone	22,625
Office supplies	19,271
Postage and delivery	13,902
Computer expenses	23,693
Insurance	51,907
Licenses & permits	25,366
Professional fees	23,336
Consulting	302,022
Automobile	91,558
Seminars and continuing education	15,731
Dues & subscriptions	10,816
Travel & entertainment	116,670
Advertising and client promotion	26,351
Sundry	5,446
Depreciation and amortization	27,966

Total Operating Expenses   1,074,270

Income (Loss) from Operations   2,715,730

OTHER INCOME AND (EXPENSES)

(Loss) on leasehold abandonment	(12,422)
Miscellaneous income	36,703
Interest income	434

NET INCOME (LOSS) $ 2,740,445

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

MEMBERS' EQUITY

Members' equity - January 1, 2007	$ 7,617,221
Net income for year ended December 31, 2007	2,740,445
Capital contributions	-
Member distributions	(5,054,501)
MEMBERS' EQUITY - DECEMBER 31, 2007	$ 5,303,165

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (Loss)	$ 2,740,445
Adjustments: Depreciation	27,966
Accounts receivable - Current	347,916
Prepaid insurance	962
Accounts payable	(23,052)
Total Cash Flows From Operating Activities	3,094,237

CASH FLOW FROM INVESTING ACTIVITIES:

Abandonment of leaseholds	(12,422)
Purchases of fixed assets	(115,287)
Total Cash Flows From Investing Activities	(127,709)

CASH FLOWS FROM FINANCING ACTIVITIES:

Accounts receivable - Non-current	1,933,820
Member capital contributions	-
Member distributions	(5,054,501)
Total Cash Flows From Financing Activities	(3,120,681)
INCREASE (DECREASE) IN CASH FLOWS	(154,153)
CASH AT JANUARY 1, 2007	219,838
CASH AT DECEMBER 31, 2007	$ 65,685

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Business Activity:
Stanwich Advisors, LLC ("the Company") was formed on October 25, 2002 as a limited liability company under the laws of the State of Connecticut.

The company provides consulting, advisory and capital raising services to alternative investment asset managers.

The company filed an application for registration as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended, and was registered as a broker dealer on June 5, 2003 with the National Association of Securities Dealers, Inc. ("NASD")

B) Fixed Assets:
The company records fixed assets at cost. Depreciation is recorded using various methods over the estimated useful life of the asset. Leasehold improvements, if any, are amortized on a straight line basis over the shorter of the estimated useful life of the asset or the term of the lease. Disposition of fixed assets are reported in the year of sale along with any corresponding gain or (loss) on disposition. Expenditures for repairs and maintenance are expensed as incurred.

As of December 31, 2007 fixed assets comprised the following:

Office furniture and equipment	$ 100,656
Leasehold improvements	93,035
	193,691
Less: Accumulated Depreciation	54,041
Net Fixed Assets	$ 139,650

C) Income Taxes:
The company was formed as a limited liability company. Company income is taxed directly to the members' Accordingly, a provision for taxes has not been made.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

D) Commitment and Contingencies:
The company leases office space at One Dock Street, Stamford, Connecticut 06902 pursuant to a five year lease dated March 12, 2007 with a commencement date of May 1, 2007.

The lease calls for a base rent of $4,400 per month for the first year and increases each year thereafter. Additionally the company must pay a proportional share of annual increases for real estate taxes, insurance, maintenance and other operating expenses.

Minimum future lease payments are as follows:

2008	$ 35,203
2009	58,387
2010	62,704
2011	65,100
2012	67,453
2013	22,746
Total	$ 311,593

E) Cash and cash Equivalents:
The company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2007 the company maintained cash accounts that were not in excess of funds covered by insurance.

F) Contingencies:
Contingencies include the usual obligations of a broker dealer. At December 31, 2007 here were no unusual contingencies.

G) Concentration of Risk:
A substantial part of the company's business activity is located within the tri-state metropolitan area.

H) Customer Accounts:
The company did not maintain any customer accounts in 2007.

I) 15C-3 Exemption:
The company claims exemption from the requirements of Rule 15c-3 under section K2(i) of the rule.

Note 2 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1)

At December 31, 2007 the company maintained net capital of $58,089 which was $53,089 in excess of its required net capital requirement of $5,000.

At December 31, 2007 the company's aggregated indebtedness to net capital ratio was .13 to 1.

Supplementary Financial Information

STANWICH ADVISORS, LLC
SUPPLEMENTARY FINANCIAL INFORMATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

Members' equity	$ 5,303,165
Less: Nonallowable Assets:	
Accounts receivable - Current	2,827,487
Prepaid expenses	2,795
Fixed assets - Net	139,650
Accounts receivable - Non-current	2,270,085
Haircuts	42
Security deposits	5,017
Total Nonallowable Assets	5,245,076
NET CAPITAL	$ 58,089

AGGREGATED INDEBTEDNESS UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

Aggregated indebtedness Accounts payable	$ 7,554
Net Capital	$ 58,089
RATIO: AGGREGATED INDEBTEDNESS TO NET CAPITAL	.13 to 1

There are no material differences between the above calculation
and the calculation included in the Company's unaudited FOCUS
report as of December 31, 2007.



END